Exhibit 13

THE STILWELL GROUP

262 CALLE DEL SANTO CRISTO

SEGUNDO PISO

SAN JUAN, PUERTO RICO 00901

(787) 985-2194

INFO@STILWELLGROUP.COM

March 14, 2022

Dear Fellow PFBX Owner,

Another year, another year of disappointment with our Company. Economic earnings for all of 2021 were a mere 29 cents per share – an increase of 13 cents in book value and 16 cents of dividends.

We could write about a loan to asset ratio of less than 40%; we could write about a board that allows its shares to languish below book value while maintaining excess capital; or we could write about a public company board that seems too concerned about passing the CEO’s role to his son.

Let’s skip all that and focus on one salient fact: In the midst of a great year for community banks, PFBX earned just 29 cents on a book value of $19.45 – less than a 2% return. The board and management need some new blood (not named Swetman) down at headquarters.

Deliver a message to the board of directors that it’s time for a change. Vote the GREEN card today.

Sincerely,

/s/ Megan Parisi
MParisi@StilwellGroup.com
(917) 881-8076

You can vote by telephone, online or by signing and dating the enclosed GREEN proxy card and returning it in the postage-paid envelope.

If you have any questions, require assistance in voting your GREEN proxy card,

or need additional copies of our proxy materials, please contact us or Okapi Partners at the phone numbers or email listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (855) 305-0856 (Toll-Free)

Email: info@okapipartners.com